Exhibit 12
LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	For the Years Ended December 31,

	2004	2003	2002

	(in thousands)
	(unaudited)
Loss from continuing operations before income taxes, equity income (losses) in affiliates and minority interest	$(207,852)	$(368,355)	$(237,540)
Plus fixed charges:
Interest expense	3,904	28,223	51,185
Interest component of rent expense(1)	9,059	10,402	15,380
Less: capitalized interest	(957)	(14,143)	(10,293)

Earnings available to cover fixed charges	$(195,846)	$(343,873)	$(181,268)

Fixed charges(2)	$(12,963)	$(45,345)	$(155,751)

Deficiency of earnings to cover fixed charges	$(208,809)	$(389,218)	$(337,019)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying our operations and the resulting impact on our effective tax rate. Fixed charges include the accrual of preferred dividends and interest on unsecured debt obligations (excluding bank debt) through July 15, 2003, the date of our Chapter 11 filing.